Exhibit 99.2

AHI Commentary for the Quarter-Ended

31 December 2024 and Appendix 4C

Highlights

●	AHI launches two new commercialisation partners, Vitall (Canada) Unisure (UK).

●	AHI granted US Patent: Predicting User Body Volume to Manage Medical Treatment.

●	AHI held its AGM 29 November 2024 resulting in all resolutions overwhelmingly supported by shareholders

●	AHI announces US$4m funding via convertible debt (January 2025).

●	AHI launches in Microsoft Azure Marketplace (January 2025).

Advanced Health Intelligence Ltd (ASX:AHI) (’AHI’ or ‘the Company’) presents an update to its shareholders, coupled with the Appendix 4C, outlining activities for the quarter ended 31 December 2024.

Financing and ASX reinstatement

AHI continues to provide the ASX with all information and material requested to satisfying the ASX reinstatement requirements. The Company confirmed on 25 November 2024 that the ongoing delay to the lodgement of the 2024 Annual Report (which was due to be lodged on 30 September 2024) was due to technical accounting issues. On 29 November 2024, AHI elaborated that the delay was caused by capital constraints and issues with respect to an independent investment valuation. As the Company confirmed on 16 January 2025, AHI is continuing to work towards resolving the outstanding matters so that the audit can be completed. Subject to addressing these matters, AHI is aiming to finalise the audit and then release the 2024 Annual Report by February 2025. The Company will continue to provide shareholders with any further material updates, including if there are any further delays

The Australian Securities Exchange (ASX) has advised that they will review the Company’s 2024 Annual Report prior to making any further determination for AHI’s reinstatement to trading and until such time as this can be completed, the Company’s securities will remain suspended from trading.

USD$4 million financing

As announced on 30 January 2025, the Company has secured USD$4,000,000 (~AUD$6,450,000) via a convertible note offering to UAE-based KOR Investments LLC (KOR).

This offering to KOR is part of a new convertible note facility in which AHI aims to raise up to AUD$10,000,000 (including KOR’s investment) (Facility).

This binding term sheet from KOR represents a significant cornerstone commitment. The Company is in active negotiations to raise the Facility’s balance and will keep shareholders updated as further commitments are concluded.

Upon receiving a conversion notice from the investor(s), the Company will seek shareholder approval to convert the convertible notes into equity.

This Facility replaces the convertible note facilities the Company disclosed in its announcement dated 15 April 2024, which will not proceed. AHI did not use any convertible note facilities previously offered by Oakley Securities. As a result, no notes were drawn down, no funds were received, and no costs were incurred in connection with these facilities.

The Company intends to conclude its 2024 Research and Development (R&D) reimbursement submissions in February, with an expected reimbursement of approximately AUD$1.5 million, which will further support the Company’s ongoing operations and initiatives. AHI is pleased to inform shareholders the company is in advanced discussions with parties to conclude the balance required to achieve AUD$10,000,000 in total new funding.

AHI launches two new commercialisation partners, Vitall (Canada) Unisure (UK).

Vitall (Canada): Population Health Risk Screening.

On 19 November 2024, AHI announced it had commenced the first project in Canada with new partner VITALL. VITALL has completed integration of its Digital Health Assessment (DHA, formerly known as the Biometric Health Assessment) within its Software as a Service (SaaS) delivery platform, VITALLEngage. Preparation for roll-out to VITALL’s first customer commenced, starting with training of a group of medical professionals to facilitate use of the digital biomarker-based health risk assessment tool in remote communities in Canada. VITALL is utilising AHI’s Digital Health Assessment to assess digital biomarkers and associated health risks including, diabetes, metabolic syndrome, obesity, cardiovascular disease and related risk factors such as cholesterol (dyslipidemia), hypertension and hypotension, and mental health, using a customized version of AHI’s Digital Health Assessment smartphone app. Nominated health care professionals will guide individuals through the profile inputs followed by face, finger and body scans, conducted using smartphone sensors. Data is collected in the app under a unique patient identifier, and processed using majority on-device algorithms, with patient identifiable information remaining protected within VITALLEngage. Insights are then integrated into the individual’s consolidated health records within the VITALLEngage platform and provided in an immediate risk report for the individual.

Use of AHI’s Digital Health Assessment within VITALLEngage will enable four key outcomes:

●	VITALL will conduct Digital Health Assessments on remote community residents in Ontario Canada.

●	Health professionals receive detailed reports of each individual’s health risks in real time, to facilitate data driven conversations about individual health needs.

●	Data can be consolidated with other information such as medical history and becomes accessible by any member of the care circle (upon patient consent), wherever they are located.

●	Aggregated de-identified data is provided to community leaders, to illuminate areas of greatest need and inform design of targeted interventions.

This is the first project to be delivered under a two-year Master Services Agreement (MSA) between the two companies, providing VITALL with licensed access to AHI’s Digital Health Assessment, Digital Health Check, BodyScan, and DermaScan. This first project is scoped for 500 resident participants and learnings will be used to inform consideration of future engagements by VITALL’s client. While this first project is not commercially material for AHI revenue, it represents a significant milestone in deployment of real-world and commercialise use cases of AHI’s technology.

Unisure (UK) – Life Insurance.

AHI’s Digital Underwriting Solution Launches with Unisure, Revolutionizing the Insurance Industry

AHI is pleased to share the much-anticipated launch of a groundbreaking digital underwriting solution with Unisure, a leading insurance provider. This innovative solution leverages AHI’s Digital Health Assessment (DHA) and Digital Health Check (DHC) to transform the underwriting process, enhancing efficiency, accuracy, and risk assessment capabilities.

Strategic Partnership and Collaboration Agreement: The launch of Unisure’s new life product in February 2025 powered by this comprehensive digital underwriting solution marks a significant milestone in the strategic and collaborative partnership between AHI and Unisure. Additionally, to Unisure having incorporated AHI’s Digital Health Check, the solution is the first use case featuring AHI’s single health risk score, to facilitate personalized policyholder experiences. The partnership approach with Unisure demonstrates AHI’s commitment it makes to insurance clients towards meeting the competitive demands they are facing in the insurance industry.

Strong Use Case for AHI in the Insurance Sector: This partnership with Unisure demonstrates a strong use case for AHI’s technology in the insurance sector as part of digitalising and modernising traditional underwriting. By leveraging AHI’s digital biomarker solutions, insurance providers can enhance their underwriting processes, improve risk assessment, and deliver personalized policyholder experiences.

Commercial Terms and Revenue Expectations: The Collaboration Agreement between AHI and Unisure is based on a scalable SaaS two-year pricing model, with minimum monthly fees and volume-based adjustments. Initial revenues are expected to be modest, with an allocation of 25,000 scans for the first year. Once the initial allocation is exhausted, Unisure can purchase further scans in blocks of 5,000 as it grows and expands the product offering globally. This partnership is the first of a series of opportunities to drive revenue growth for AHI in the insurance sector, with significant potential for expansion and scalability.

AHI granted US Patent: Predicting User Body Volume to Manage Medical Treatment

On 28 October 2024, AHI announced it had been granted a patent that enhances the intersection of healthcare and technology, specifically, “Predicting User Body Volume to Manage Medical Treatment”. This innovation has far-reaching applications, particularly amid the rapidly growing MedTech-Healthcare digitisation worldwide. The patent’s scope is comprehensive, encompassing various scenarios where patients use digital image captures to calculate and convey volume or dimensional information to healthcare professionals. For instance, AHI’s patent applies if a patient employs a digital camera to share volume and/or dimensional details on their body volume with a physician to calculate treatment volumes.

This patent positions AHI as a key stakeholder in the global healthcare ecosystem, providing AHI with a competitive edge and protection to the substantial medication dosing and treatment segment. By securing this patent, as AHI continues to drive its commitment to innovation and excellence, it will further establish itself as a pioneer in digital MedTech-Healthcare technology, providing a competitive edge in the market while protecting its innovative solutions.

Calculating precise body volume, specifically body surface area (BSA) or ideal body weight (IBW), is essential for safe and effective medication administration. The accuracy of these calculations has a direct impact on medication dosing, as many medications are dosed based on BSA or IBW. Inaccurate calculations can lead to underdosing or overdosing, compromising the efficacy and safety of treatment. This applies to many treatments, from oncology to acute infection, and is even more heightened when the therapeutic effect changes body volume, as is the case for GLP-1 diabetes and obesity medications.

In summary, AHI’s patent has the potential to significantly impact the Healthcare industry by making medication delivery more trusted, accessible, efficient, and patient-centric. As the healthcare landscape continues to evolve, AHI’s innovation and commitment to excellence will play a vital role in shaping the digitisation of medical care, improving outcomes, and enhancing patients’ lives worldwide.

AHI boasts an extensive and growing global patent portfolio, with granted patents in key markets, including Australia, the United States, Japan, South Korea, Singapore, New Zealand, China, Canada, and Europe.

Nasdaq Appeal:

In August, AHI received notification from Nasdaq Stock Market LLC (“Nasdaq”) determination to delist AHI from the Nasdaq due to shareholder equity deficiency. AHI has appealed the delisting determination that took effect on 30 July 2024. This determination is currently being appealed and ASX reinstatement is a pivotal in its appeal as ASX is the primary exchange for AHI. There have been no developments to this appeal in the 31 December 2024 quarter, The Company will continue to keep shareholders apprised of progress with this appeal.

Annual General Meeting

All resolutions contained in the Notice of Annual General Meeting that was released to AHI’s ASX market announcement platform on 30 October 2024 were passed on a poll of shareholder votes. The exception to this is Resolution 1, as the AGM has been adjourned to a later date so that Resolution 1 can be considered once shareholders have had the opportunity to consider the Company’s 2024 Annual Report. The Annual Report is yet to be completed, AHI will inform shareholders promptly once this is completed and a date to reconvene the Annual General Meeting has been set.

Commercialisation Progress Update

The Company is pleased to have launched two commercial partners in the 31 December 2024 quarter demonstrating that the continuing suspension from trading on the ASX that has impeded its client deployments, resulting in delayed launches and the deferring of revenue forecasts. As previously outlined in 30 September 2024 Appendix 4C commentary, the ongoing suspension from trading, now almost 12 months in duration, has resulted in a commercialisation delay of approximately the same term. AHI continues to work with the ASX to ensure ongoing compliance with all applicable listing rules and achieve reinstatement to trading. Positively, AHI has retained all of its Master Service Agreements (MSA’s) in force with existing partners prior to reinstatement and as evidenced by the release of Vitall in Canada and Unisure in the United Kingdom that delay is reaching its end and commercialisation for 2025 has commenced.

See later in this report for specific partner updates.

Commercialisation Outlook

AHI has increased optimism for its commercialisation outlook from 2024. The macro-economic events of the US election have shown greater investor sentiment into AI and adoption of new technologies by almost all industries – including healthcare. AHI’s management team is progressing commercial partnership opportunities with global brand names to utilise its Digital Health Check and Digital Health Assessment, which are designed to remove barriers to access biomarker health risk screening

Commercial Partner Updates

Bearn LLC

US-based commercial partner Bearn, a leader in personalised and preventative healthcare, has expanded the combined offering with AHI to include the AHI’s web-based Digital Health Check (DHC) technology to be now integrated into underwriting and dynamic end-to-end patient engagement.

The new advanced DHC solution, provided by AHI, is now integrated into Bearn’s Electronic Health Records (EHR) and Electronic Medical Records (EMR) offering, providing comprehensive health insights at both pre-appointment and post-appointment stages. This enables Bearn to offer both the care provider and patients highly personalised communications regarding their health and recommendations for services tailored to their unique health profiles.

The platform harnesses the power of pre- and post-appointment data to deliver targeted messaging, personalised recommendations, and tailored health suggestions. By leveraging AHI’s proprietary algorithms, the platform transforms complex data into actionable insights, continually refining and updating its health recommendations in response to evolving risk categorisation. This enables adaptive solutions that guide patients through their care journey, from the initial DHC scan to subsequent follow-up scans and stages. This ensures a seamless care continuum and optimises outcomes for the best possible care.

Bearn’s expanded offering, incorporating the DHC technology, facilitates the generation of a detailed health profile for each consumer. Bearn has further developed the platform to enable insurers to engage in dynamic underwriting, permitting the instantaneous issuance of customised policy offerings aligned with the individual’s unique requirements, thereby providing tailored coverage on an individualised basis.

The DHC assessment can be performed in under two minutes, delivering a comprehensive range of health metrics, including oxygen levels, heart rate variability, mean arterial pressure, smoker risk status, blood pressure estimate risk status, resting heart rate risk status, BMI, LDL cholesterol, HDL cholesterol, triglycerides, total cholesterol, 10-year CVD risk, Framingham risk score, non-exercise based fitness, activity level, chronic medication, family history, and arterial stiffness.

This synergy facilitates informed decision-making, personalised care, and improved health management, ultimately benefiting both patients and healthcare providers.

The new user care flow allows insurers to dynamically underwrite directly from the user engagement when using the Bearn application, providing appropriate cover offerings to the consumer at the screening point.

Additionally, the integration of Bearn’s Electronic Health Record (EHR) and Electronic Medical Record (EMR) reporting capabilities with the (WBA) enables a more comprehensive understanding of consumer health, leading to enhanced patient outcomes and increased care provider engagement.

Bearn anticipates that this enhancement will generate it substantial billable revenue through monetisation events pre- and post-appointment interactions. Furthermore, the ability to deliver personalised products and services is anticipated to triple the number of transactions and generate greater revenue for both Bearn and AHI under the companies’ revenue-sharing agreement.

Bearn is well positioned for revenue growth, with a robust pipeline of partnerships and strategic growth plans in place. We are happy to share that three partners are already live, with four additional launches scheduled in the next 90 days and billable engagement expected within the next 90 days. The growing partner network now includes 18 signed partners, providing access to a combined potential user base of 75 million consumers. Our focus with Bearn is on maximising growth and expanding the partner network, with an additional 10 live partners anticipated by the end of 2025.

Pharmak continues to remain aligned with AHI

We’re pleased to report that our collaboration with Pharmak continues to flourish through regular communication. These open communication channels have fostered a strong partnership, enabling us to navigate challenges and align our combined goals to bring better health outcomes to the people of the MENA region.

Commitment to Integration: Pharmak has reaffirmed its commitment to integrating AHI’s technology, pending its reinstatement. This demonstration of support is a testament to the potential of our partnership. However, Pharmak has also shared concerns regarding the risks associated with integrating AHI’s technology while under trading suspension.

Addressing Concerns and Finding Solutions: We understand and respect Pharmak’s concerns, particularly regarding potential impacts on its relationships with government and private sector partners.

In response, we’ve agreed to postpone the integration process until we have greater clarity on our reinstatement timeline. This pragmatic approach ensures that both parties can move forward with confidence.

Revised Integration Timeline: Once our reinstatement timeline is clear, we’ll provide a revised integration timeline to Pharmak. This will enable us to align our efforts and ensure a seamless integration process.

Key Highlights:

●	Regular dialogue maintains a strong partnership with Pharmak

●	Pharmak remains committed to integrating AHI’s technology, pending reinstatement

●	Mutually agreed-upon delay in integration

●	A revised integration timeline will be provided once our reinstatement timeline is clear

●	We value Pharmak and look forward to a successful partnership

Our collaboration with Pharmak demonstrates the power of open communication and mutually beneficial partnerships. We’re excited to move forward with Pharmak and explore the opportunities that our partnership will bring.

Strong Partnership with Changlin

We’re pleased to report that our relationship with Changlin remains strong, with regular discussions maintaining open communication and collaboration. Despite current challenges, Changlin has expressed its readiness to proceed with our integration upon reinstatement, demonstrating their commitment to our partnership.

Changlin has shared concerns regarding the integration timeline, given AHI’s current trading suspension. AHI understand and acknowledge these concerns, recognizing the need to demonstrate stability and restore confidence. To address these concerns, AHI and Changlin have agreed to determine new timelines once AHI is reinstated, providing ample time for both parties to achieve their financial and commercial goals.

Commitment to China Market Entry: Changlin remains committed to supporting AHI’s entry into the China market. Changlin have provided valuable insights into the Chinese government’s initiatives to advance digital health capabilities, which will enable more cost-effective and streamlined care for the population. This alignment with AHI’s goals reinforce the potential for a successful partnership.

Key Takeaways:

●	Ongoing regular dialogue maintains a strong relationship with Changlin

●	Changlin is ready to proceed with investor discussions and integration upon our reinstatement to trading on the ASX

●	New timeframes to be set once AHI securities are reinstated to trading.

●	Commitment to supporting AHI’s entry into the China market, with valuable insights into digital health initiatives

AHI appreciate Changlin’s ongoing commitment and look forward to progressing the partnership upon reinstatement.

AHI collaboration agreement with IntelliGen FZ-LLC:

AHI’s partnership with IntelliGen is an initiative addressing pressing healthcare challenges in the Middle East, particularly in Saudi Arabia. The collaboration combines AHI’s advanced technology with IntelliGen’s in-country expertise and experience in healthcare provision and government collaboration.

The partnership aims to shift the healthcare paradigm from reactive to proactive, focusing on early identification and intervention of chronic diseases. By leveraging cutting-edge technologies, the parties will collect, analyze, and interpret health data on a large scale, enabling healthcare providers to identify at-risk individuals, monitor disease progression, and intervene early.

IntelliGen is delivering a purpose-specific digital capability for the Saudi 2030 Health Initiative, revolutionising healthcare across all sectors. The Health Sector Transformation Program seeks to establish a comprehensive, practical, and integrated health system prioritising individual and societal health.

The parties are in discussions with potential partners introduced across the MENA region. The Collaboration Agreement with IntelliGen FZ-LLC outlines the broad commercial terms, including an initial term of 12 months, automatically extending annually unless terminated by either party. AHI will establish its presence in governmental and private entities across the Middle East, focusing on Saudi Arabia, and commercialise its technology through IntelliGen Solutions. Regardless of the suspension of our securities from being traded on the ASX, the relationship with IntelliGen has remained strong and the parties continue discussions with introduced parties. AHI looks forward to providing further updates on this exciting partnership and its progress in the MENA region.

AHI and Bin Farhood International Business Management Group LLC: A Thriving Partnership

AHI is pleased to announce that its collaboration with Bin Farhood International Business Management Group LLC continues to flourish, driven by the shared vision of leveraging cutting-edge technology to transform the healthcare landscape.

Strategic Investment and Partnership

His Excellency Dr Obaid Al Ketbi, a key stakeholder in Bin Farhood Group, has demonstrated his confidence in AHI’s technology and vision through a significant investment, becoming one of AHI’s top 10 shareholders. This strategic partnership has enabled AHI to expand its reach and connections in the Middle East and North Africa (MENA) region.

Regional Expansion and Commercial Opportunities

As announced on September 12, 2023, the Collaboration Agreement with Bin Farhood Group has facilitated introductions to government and private organisations across the UAE, Egypt, China, and Saudi Arabia. These introductions have led to ongoing discussions regarding numerous commercial opportunities, including:

●	Commercialisation of AHI’s technology in the MENA region

●	Investment opportunities in the healthcare and technology sectors

●	Strategic partnerships with key stakeholders in the region

His Excellency Dr Obaid Al Ketbi: A Driving Force Behind AHI’s MENA Expansion

His Excellency Dr Obaid Al Ketbi continues to be a driving force behind AHI’s expansion across the MENA region. His expertise, network, and influence have been instrumental in introducing AHI to key stakeholders and facilitating commercial opportunities.

Ongoing Collaboration and Future Milestones

AHI looks forward to continuing its successful collaboration with the Bin Farhood Group, driven by the shared vision of transforming the healthcare landscape through innovative technology. With His Excellency Dr Obaid Al Ketbi’s continued support and guidance, AHI is poised to achieve further milestones and consolidate its position as a leader in the healthcare technology sector.

Kalibra (Singapore)

Kalibra Launches and Sets Sights on 2025 traction

We are pleased to share that Kalibra has successfully launched its innovative platform, integrating AHI’s biometric scanning technology to provide precision health monitoring and purpose-driven health. This strategic partnership is poised to transform proactive health and longevity management.

Laying the Foundation: In 2024, Kalibra focused on building a solid foundation, integrating AHI’s technology, and refining its platform. This period of development has provided invaluable insights into market needs and user behaviour, informing Kalibra’s aggressive marketing strategy for 2025.

Aggressive Marketing Strategy for 2025: With its platform now live, Kalibra is shifting its focus to driving growth and adoption. In 2025, Kalibra will implement a targeted marketing strategy, leveraging data-driven insights to reach new customers and expand its user base.

Enhanced Capabilities and Partnerships: Kalibra’s platform has been designed to power a new era of health and augmented-intelligence-assisted decision support. By leveraging the latest AI technology, Kalibra seamlessly incorporates nutrition, exercise, sleep, mindfulness, relationships, and personal growth into a journey toward improved healthspan.

Global Accessibility and Strategic Partnerships: Kalibra’s platform is globally accessible to health practitioners and their clientele through Business-to-Business (B2B) and Business-to-Consumer (B2C) onboarding strategies. In key markets, Kalibra offers tailored white-label solutions, enabling large organisations to integrate the Kalibra-AHI platform seamlessly.

Empowering Trainers and Coaches: Kalibra’s platform empowers trainers and coaches to provide continuous, 360-degree care to their clients. With real-time client health monitoring, integrating physical, mental, social, and emotional health metrics, trainers and coaches can offer personalized wellness plans, fostering long-term habit formation and scaling their practice with powerful data analytics.

Looking Ahead to 2025: With its platform now live and a solid foundation in place, Kalibra is poised for commercial growth in 2025. By leveraging data-driven insights and targeted marketing strategies, Kalibra aims to drive adoption, expand its user base, and solidify its position as a leader in the digital health and longevity market.

Upvio Healthtech Launch Expected in Q1 2025

Upvio Healthtech innovative telehealth platform is on track to launch in Q1 2025. Designed for medical, health, and wellness practitioners, Upvio offers a robust suite of tools, including:

●	Human imaging

●	Advanced scheduling

●	Digital forms

●	Video consultations

●	Virtual waiting rooms

●	Chat options

●	Patient portal

●	Integration with existing software

Secure geo-cloud storage ensures the safe handling of sensitive patient data.

Partnership with AHI: In 2023, AHI announced a Master Services Agreement (MSA) with Upvio Healthtech, outlining the terms for Upvio’s use of AHI’s licensed Software Development Kits (SDKs) and intellectual property. The agreement covers commercial undertakings, software development kits, end-user licenses, technology support, and data processing.

Empowering Healthcare Professionals: Upvio’s platform empowers healthcare professionals to adopt groundbreaking technology tools for hybrid, virtual, and remote care. A key feature is its multiple contactless data capture streams, enabling healthcare professionals to obtain a detailed and accurate view of a patient’s health and risk via their personal mobile phone or webcam.

Integration with AHI’s FaceScan Technology: AHI’s web-based FaceScan technology has been integrated into Upvio’s platform, with full Digital Health Check (DHC) integration to follow upon launch. This collaboration will enhance Upvio’s platform, providing a comprehensive health risk assessment capability.

Revolutionizing Telehealth: Upvio aims to become the world’s first telehealth platform with built-in, contactless human imaging that delivers real-time, scientifically validated health risk assessments. This breakthrough enables healthcare professionals to gain accurate insights into a patient’s health and risk status effortlessly, affordably, and without physical contact.

Ongoing Collaboration: Upvio continues to work closely with AHI to ensure a successful launch and integration of AHI’s scanning and risk assessment capabilities.

Augmented Reality Concierge, LLC (ARC) Advances Launch Plans for Q2-2025

Augmented Reality Concierge, LLC (ARC), a pioneering developer of innovative augmented reality (AR) applications, is nearing the launch of its cutting-edge platform, now scheduled for Q2-2025. Founded in 2019, ARC specializes in creating immersive AR experiences that enhance environments and elevate consumer engagement.

Evolution of ARC’s Technology

Initially designed as a fitness app to guide gym users, ARC’s technology has undergone significant expansion to cater to diverse industries, including:

●	Education: Enhancing university campuses with interactive AR experiences

●	Aviation: Streamlining airport navigation and services

●	Retail: Revolutionizing mall and shopping centre experiences

●	Entertainment: Transforming theme parks with immersive AR attractions

Unique “Concierge” Experience: ARC’s state-of-the-art platform offers a personalized “concierge” experience, tailored to meet the specific needs of both businesses and consumers. By leveraging its engaging tools and innovative AR technology, ARC is poised to redefine the way individuals interact with their surroundings.

OneClinic (Vietnam)

The integration of AHI’s Digital Health Assessment technology into OneClinic’s proprietary and patented Electronic Health Record and Electronic Medical Record solution remains on hold pending AHI’s reinstatement. Upon the completion of integration, AHI and OneClinic are initially looking to launch a funded research project for 5,000 individuals before commercialising the integrated solution to the broader market where they are targeting 1 million assessments within the first 12 months following commercial launch.

AF-Scan: Revolutionizing Atrial Fibrillation Assessment with Q2 2025 Launch

AHI’s groundbreaking mobile-based scan for Atrial Fibrillation (AF) assessment, AF-Scan, is poised to transform the landscape of cardiovascular care with its anticipated launch in Q2 2025. This innovative solution has received FDA certification and medical approval across multiple jurisdictions, including Australia, the EU, Singapore, the UAE, the UK, the USA, and Saudi Arabia.

Enhancing Digital Health Assessment Capabilities: AF-Scan seamlessly integrates with AHI’s Digital Health Assessment (DHA) platform, enhancing its capabilities and providing a comprehensive solution for healthcare professionals. Additionally, AF-Scan is available as a standalone solution, offering flexibility and accessibility for patients and practitioners alike.

Addressing a Critical Global Health Need: Atrial Fibrillation affects approximately 60 million people worldwide, often in conjunction with conditions like hypertension, diabetes, and obesity. AF-Scan addresses this critical need by providing a timely, accessible, and highly effective solution for AF monitoring.

By empowering healthcare professionals with a convenient and reliable assessment tool, AF-Scan has the potential to significantly improve patient outcomes and quality of life.

Key Benefits of AF-Scan

●	Convenient and accessible AF monitoring

●	Enhances Digital Health Assessment (DHA) platform capabilities

●	Available as a standalone solution

●	Medically approved across multiple jurisdictions

●	Addresses a critical global health need, impacting approximately 60 million people worldwide

With its launch in Q2 2025, AF-Scan is poised to revolutionize the way Atrial Fibrillation is assessed and managed, providing a vital tool for healthcare professionals and improving the lives of millions worldwide.

What is a Digital Health Assessment, and why is it so unique?

Following the integration of acquired technologies from 2022, further solution refinement as well as third party validations from Stellenbosch University, AHI have renamed their product suite to align more with value proposition rather than functional process. AHI is globally unique in its offering by capturing multiple different data points from different body parts in different postures and physiological states. This comprehensive approach and ability to apply post-production algorithms to each data capture is why AHI’s suite of digital health pre-screening solutions are unique.

This flow summarily describes the broad process of the comprehensive Digital Health Assessment

01.	Mental health

The clinical standard for anxiety and depression risk detection, gad-7 and phq-9 questionnaires are supplemented with basic profile information - age, height, weight, sex and smoking status.

02.	Vital signs

Using the front camera of the smartphone a facial scan uses facial blood flow analysis to deliver health vital estimates including blood pressure and breathing rate.

03.	Cardiac profile

Utilising the rear camera of the smartphone a direct FingerScan employs ppg (photoplethysmography) technology to detect volumetric changes in blood in peripheral circulation and estimate resting heart rate.

04.	Body dimension and composition

Leveraging both the gyroscope and front camera of the smartphone BodyScan returns estimates on body dimension and composition, such as body fat %, waist hip ratio, and waist height ratio.

05.	Cardiovascular fitness

A guided 3-minute step test is followed by another FingerScan to assess cardiovascular fitness, post exertion heart rate recovery and heart disease

Instant health risk report:

After the data collection, a complete algorithmic evaluation is instantly processed, offering estimates on various health metrics such as cholesterol levels, hba1c, crp, fitness-based risks, and more. This information is backed by peer-reviewed scientific publications and real-world testing, making it highly credible

Digital Health Check

Following market launch of the Digital Health Assessment, AHI’s Innovation team sought to offer a faster insight whilst still maintaining a deep foundation in science and medicine. The Digital Health Check (DHC) utilises remote facial photoplethysmography (PPG) supported by quick input questions to describe contextual information such as gender, date of birth and medications to deliver a rapid assessment in under two minutes. This solution is now being offered by our commercial partners including Bearn, Upvio, and Unisure. as first line of fast-risk classification, AHI is very excited about this solution due to superior accuracy for single component providers, ability to be deployed via URL able to engage larger audiences without the use of a smartphone app.

DermaScan

AHI has also further expanded into a dermatological AI platform which provides information to identify and assess 588 known skin conditions across 133 categories (DermaScan). The DermaScan is a software application using artificial intelligence to perform patient-specific analyses of skin conditions. DermaScan  is intended to be used as a second opinion tool for healthcare professionals to support the diagnosis of skin conditions but does not provide a definitive diagnosis.

A definitive diagnosis should only be performed in a healthcare professional’s environment with the patient present. User error can potentially lead to limitations of the product, as DermaScan  requires good quality images of the skin condition the user is analysing, as well as a series of questions to be answered specific to the User and the skin condition in question. It is important the User provides images of good quality and accurately provides information as prompted to do so. Accuracy of services will vary depending on the quality of image presented as well as the quality of this information provided.

AHI has packaged this solution for web integrations offering faster integrations. This will both support existing clients – for example in Bearn for the HIQOR platform to extend their digital biomarkers from vital signs, metabolic markers to include dermatology guidance, as well as seek new partners.

BodyScan

BodyScan is the foundation technology of assessing the human body. Initially developed to measure circumference measurements the solution evolved using neural net AI, deep machine learning and computer vision to offer a greater and more sophisticated set of anthropometric measurement estimates including body weight and body fat percentage. As with the exponential growth of GenAI and LLM’s, GLP-1 medications for diabetes and obesity have exponentially grown in popularity and prevalence globally. On the success of the Ozempic and Wegovy, NovoNordisk has established itself as Europe’s largest company by market capitalisation having quadrupled its share price since 2020. This relative explosion in prevalence is piquing interest for care providers to consider AHI’s BodyScan as a digital companion to the transformative medicine.

AF Scan

AHI is nearing completion of the AF Scan integration, with a revised launch timeline set for late Q3 to early Q4 2024. While internal capacity constraints initially caused delays, our team has worked diligently to ensure seamless integration of the AF Scan into the scan menus within the Digital Health Assessment application SDK. We are now in the advanced stages of development and are confident in our ability to deliver a high-quality solution within the updated timeframe. Following some market research the Company expects to issue a product name to the placeholder that’s been AF Scan.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“AHI’s focused in 2025 is to drive revenue, commercial engagement and supporting our current partners. Our technology has never been better positioned for success, and we intend to capitalise on the momentum built in 2024.

Despite a prolonged trading halt, AHI achieved significant milestones in Q3 2024, securing a AUD$4 million funding round with Malaysia-based Quarters Global. Furthermore, as announced to the ASX on January 30, 2025, AHI secured an additional USD$4 million from UAE-based KOR Investments LLC, which will assist AHI in achieving our commercial goals in 2025, AHI is working closely with additional funders to raise the balance of the AUD$10 million convertible note facility, strengthening its financial foundation for sustained growth.

AHI’s pipeline is robust, with several launches anticipated in the next two quarters. Key initiatives include the launch on Microsoft Marketplace, AF-Scan, a groundbreaking mobile phone-based atrial fibrillation assessment tool, a telehealth partnership with UPVIO, an Augmented Reality Concierge, and continued launches with Bearn.

The successful launch of the User Data Sharing Platform with Bearn LLC has attracted 18 commercial partners, all under a 50/50 revenue-sharing agreement.

This partnership has the potential to propel AHI beyond breakeven and into profitability.

AHI is well-positioned to capitalise on these opportunities, driving growth and revenue. With a strong financial foundation, robust pipeline, and successful partnerships, AHI is well positioned for success in 2025 and remains committed to supporting its partners and delivering innovative solutions to the market.”

Scott Montgomery, CEO at AHI, said:

“2025 has started strongly, the foundation laid over the last quarter fills me with immense optimism for AHI’s commercialisation growth this calendar year. The successful capital raise with Kor Holdings, coupled with key commercial partnership launches into Population Health Risk Screening (Vitall) and Life Insurance (Unisure), as well as other opportunities in the sales process and additional patent issuance, has positioned us to accelerate commercialization. While challenges don’t instantly disappear, the team’s resilience and commitment have brought us momentum to our vision of transforming global healthcare. The months ahead are critical, but they hold the promise of growing our number of paid licenses, the impact will follow as well as value restoration for all of our stakeholders.”

January 2025 Financing Summary

A summarised version of the recent US$4m financing with Kor Holdings is as follows, for complete detail please refer to the company announcement on 30 January 2025.

Loan	USD$4,000,000 (~AUD$6,450,000) (Loan Amount).
Drawdown Schedule

KOR agrees to provide funding to AHI in accordance with the following drawdown schedule:

●    Initial Drawdown: USD$200,000 on or before 31 January 2025;

●    Second Drawdown: USD$1,300,000 on or before 28 February 2025; and

●    Third Drawdown: USD$2,500,000 on or before 28 March 2025,

(each, a Drawdown).

Maturity Date	24 months from the date of the Initial Drawdown (Maturity Date).
Interest

Interest accrues on the Loan Amount until the Maturity Date at a rate of 10% per annum (simple interest) and unless otherwise converted into fully paid ordinary shares in the capital of the Company (Shares), the interest shall become repayable in cash on the first to occur of:

●    each 12-month period following the Advance Date;

●    the Conversion Date (defined below); and

●    the Repayment Date (defined below).

Conversion

Subject to shareholder approval, the Loan Amount can be converted into Shares (Conversion Shares) at the Conversion Price upon mutual written agreement of the parties (Mutual Election) during the period commencing on the date that is six months from the relevant date of advance (Advance Date) and ending on the date that is 12 months from the Advance Date.

Subject to Shareholder approval, during the period commencing 12 months from the Advance Date and ending on the Maturity Date, KOR may elect for the Loan Amount to be converted into Conversion Shares at the Conversion Price by providing the Company with five days’ written notice (KOR Election).

Within 60 days of the date on which a Mutual Election or KOR Election is made (Election Date), the Company must obtain shareholder approval to issue the Conversion Shares pursuant to ASX Listing Rule 7.1, otherwise the Loan Amount and any accrued interest must be repaid in cash.

Within five business days of receipt of shareholder approval, the Company must issue KOR that number of Conversion Shares which is equal to the Loan Amount and, if KOR has elected for the interest to be converted, the interest divided by the Conversion Price (Conversion Date).

For the purposes of this clause, the Conversion Price will be a 50% discount to the 10-day volume weighted average trading price of the Shares prior to the Election Date. KOR can also choose to convert accrued and unpaid interest into Shares at the Conversion Price.

Rectification Period for Non-Payment of Drawdowns

KOR shall pay the Drawdowns on or before the dates set out above. In the event that KOR fails to make any scheduled payment by the specified date, the Company shall provide written notice to KOR specifying the outstanding amount and KOR shall have a period of thirty (30) days from receipt of such notice to rectify the outstanding payment.

Repayment	If a Mutual Election or Lender Election has not occurred by the Maturity Date, the Company must repay the Loan Amount and accrued and unpaid interest in cash within 90 days of the Maturity Date (Repayment Date).
Early Conversion	The Lender may request early conversion of the loan, in full or in part, no earlier than six months from the date of receipt of the full USD$4 million advance. Any such early conversion shall be contingent upon mutual agreement between the parties.
Security	Within ten business days of receipt of the Third Drawdown, the Company agrees to grant the Company a first ranking general security agreement (GSA) over all present and future assets of the Company, securing repayment of the funds advanced by KOR. The GSA will be registered in favour of KOR for the amount advanced, together with all interest, fees and other amounts payable by the Company under the agreement. The GSA will include standard commercial terms, covenants, and events of default.
Other terms	The notes are otherwise on customary terms and conditions.

For a more comprehensive review of the AHI shareholder and market releases, please go to: https://www.ahi.tech/investors

Corporate Update

At 31 December 2024, the Company had $22,000 cash at Bank. Since quarter end, the Company has secured a USD$4 million convertible note facility, as was announced to the market on 30 January 2025.

Item 6.1 - Appendix 4C attached.

Item 6.1 on the attached Appendix 4C relates to the Director’s fee paid to the Company’s non-executive Chairman during the quarter.

The Chairman and CEO of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Advanced Health Intelligence Ltd
ABN	Quarter ended (“current quarter”)
85 602 111 115	31 December 2024

Consolidated statement of cash flows

		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	7
1.2	Payments for
	(a) research and development	-	-
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(39)	(127)
	(d) leased assets	(1)	(2)
	(e) staff costs	(940)	(2,204)
	(f) administration and corporate costs	(411)	(1,092)
1.3	Dividends received (see note 3)
1.4	Interest received	74	74
1.5	Interest and other costs of finance paid	(50)	(65)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,367)	(3,409)

ASX Listing Rules Appendix 4C (17/07/20)	Page 13

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Current quarter $A’000	Year to date (6 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	(25)	(25)
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(25)	(25)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	420	2,078
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(440)	(440)
3.5	Proceeds from borrowings	200	2,750
3.6	Repayment of borrowings	(948)	(948)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(768)	3,440

ASX Listing Rules Appendix 4C (17/07/20)	Page 14

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Current quarter $A’000	Year to date (6 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	2,159	21
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,367)	(3,409)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(25)	(25)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(768)	3,440
4.5	Effect of movement in exchange rates on cash held	23	(5)
4.6	Cash and cash equivalents at end of period	22	22

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	22	2,159
5.2	Call deposits		-
5.3	Bank overdrafts		-
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	22	2,159

		Current quarter $A’000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(8)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

1.	Director’s fees paid to our non-executive Chairman.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.	Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	2,500	2,500
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	1,312	1,312
7.4	Total financing facilities	3,812	3,812

7.5	Unused financing facilities available at quarter end		-

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)	Page 15

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Loan facilities is represented by the Bridging Loan facility provided by Quarters Academy Sdn Bhd.

The key terms of the Bridging Loan are as follows:

●    During the term of the Bridging Loan, half of the Bridging Loan is repayable in 6 months from the advance date along with AUD$125,000 in interest (Tranche 1), and a 100% per annum interest rate will apply on the balance of the Bridging Loan that is repayable in 12 months from the advance date (Tranche 2).

●    Tranche 1 (AUD$1.25m) of the Bridging Loan and interest of AUD$125,000 (i.e. 10% over the course of the 6 month term) that has accrued on these funds is to be repaid in cash in 6 months. AHI intends to fund the repayment of this amount via the issue of Convertible Notes in the Company’s announcement dated 15 April 2024, or through an alternative capital raising (including, without limitation, a potential rights issue to existing shareholders).

●    Tranche 2 (AUD$1.25m) of the remaining Bridging Loan and any interest that has accrued on these funds is, subject to shareholder approval for the purposes of ASX Listing Rule 7.1 (Shareholder Approval), to be converted into Shares at the deemed conversion price to be equal to the volume weighted average price of the Shares over the five trading days preceding the date of issue of these Shares.

●    If Shareholder Approval is not obtained, then Tranche 2 of the Bridging Loan remains repayable in cash. AHI intends to fund the repayment of this amount via the issue of Convertible Notes that is contemplated in the Company’s announcement dated 15 April 2024, or through an alternative capital raising (including, without limitation, a potential rights issue to existing shareholders).

●   The Bridging Loan is secured against the Company’s assets (including the shares in AHI’s subsidiaries). This security is second ranking behind two existing secured creditors (Existing Creditors). Further information with respect to the Existing Creditors is set out below.

AHI i

Other financing facility is represented by a Convertible Note Facility.  The term of the facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date.

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor’s election, at a conversion price equal to A$0.30 per share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

ASX Listing Rules Appendix 4C (17/07/20)	Page 16

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

		$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,367)
8.2	Cash and cash equivalents at quarter end (item 4.6)	22
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	22

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.016

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: The closing cash balance for the quarter ended 31 December 2024 was strongly influenced by the payment of $1.388 million, representing the reduction in debt and transactions costs associated with raising capital for the first quarter. This in turn has reduced the available working capital to fund future operating activities, which the Company will finance by raising further working capital as operating activities are expected to grow during the remaining financial year.

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: On 30 January 2025, AHI announced that it has secured a USD$4 million Convertible Facility, the details of which appear in the attached Quarterly Commentary. Negotiations are on foot with a number of other financiers to raise further capital to ensure the Company has sufficient working capital going into the future.

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: Yes the Company expects to continue its operations and to meet its business objectives by continuing to raise additional capital, as and when required.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 17

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 31 January 2025

Authorised by: By the Board

    (Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 18

+ See chapter 19 of the ASX Listing Rules for defined terms.